UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                    CASTELLE


                                (Name of Issuer)

                           Common Stock, no par value



                         (Title of Class of Securities)

                                    147905103


                                 (CUSIP Number)

                            Sarah C. Cunningham, Esq.
                             Covington & Burling LLP
                          One Front Street, 35th Floor
                             San Francisco, CA 94111
                            Telephone: (415) 591-7057
                            Facsimile: (415) 955-6551


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 11, 2006


             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         147905103

                1. Names of Reporting Persons.

                   I.R.S. Identification Nos. of above persons (entities only).

                   Daniel Zeff

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                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]

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                3. SEC Use Only

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                4. Source of Funds (See Instructions) N/A

--------------------------------------------------------------------------------
                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

--------------------------------------------------------------------------------
                6. Citizenship or Place of Organization    United States


--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power           1,007,021


--------------------------------------------------------------------------------
                        8. Shared Voting Power         None


--------------------------------------------------------------------------------
                        9. Sole Dispositive Power      1,007,021


--------------------------------------------------------------------------------
                       10. Shared Dispositive Power    None

--------------------------------------------------------------------------------
               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       1,007,021

--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
               13. Percent of Class Represented by Amount in Row (11)      25.0%

--------------------------------------------------------------------------------
               14. Type of Reporting Person (See Instructions)
                   IN

--------------------------------------------------------------------------------

CUSIP No. 147905103


                1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                   Spectrum Galaxy Fund Ltd.

--------------------------------------------------------------------------------
                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)  [X]
                   (b)  [ ]

--------------------------------------------------------------------------------
                3. SEC Use Only

--------------------------------------------------------------------------------
                4. Source of Funds (See Instructions) WC

--------------------------------------------------------------------------------
                5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

--------------------------------------------------------------------------------
                6. Citizenship or Place of Organization
                                           British Virgin Islands

--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power               467,765


--------------------------------------------------------------------------------
                        8. Shared Voting Power             None


--------------------------------------------------------------------------------
                        9. Sole Dispositive Power          467,765


--------------------------------------------------------------------------------
                       10. Shared Dispositive Power        None

--------------------------------------------------------------------------------
               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                           467,765

--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
               13. Percent of Class Represented by Amount in Row (11)     11.6%

--------------------------------------------------------------------------------
               14. Type of Reporting Person (See Instructions) CO


--------------------------------------------------------------------------------

CUSIP No. 147905103


                1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                   Zeff Capital Partners I, L.P.

--------------------------------------------------------------------------------
                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]

--------------------------------------------------------------------------------
                3. SEC Use Only

--------------------------------------------------------------------------------
                4. Source of Funds (See Instructions) WC

--------------------------------------------------------------------------------
                5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

--------------------------------------------------------------------------------
                6. Citizenship or Place of Organization     Delaware


--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power              539,256


--------------------------------------------------------------------------------
                        8. Shared Voting Power            None


--------------------------------------------------------------------------------
                        9. Sole Dispositive Power         539,256


--------------------------------------------------------------------------------
                       10. Shared Dispositive Power       None

--------------------------------------------------------------------------------
               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                          539,256

--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
               13. Percent of Class Represented by Amount in Row (11)     13.4%

--------------------------------------------------------------------------------
               14. Type of Reporting Person (See Instructions) PN


--------------------------------------------------------------------------------

CUSIP No. 147905103


                1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                   Zeff Holding Company, LLC

--------------------------------------------------------------------------------
                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]

--------------------------------------------------------------------------------
                3. SEC Use Only

--------------------------------------------------------------------------------
                4. Source of Funds (See Instructions) N/A

--------------------------------------------------------------------------------
                5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

--------------------------------------------------------------------------------
                6. Citizenship or Place of Organization     Delaware


--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power           539,256


--------------------------------------------------------------------------------
                        8. Shared Voting Power         None


--------------------------------------------------------------------------------
                        9. Sole Dispositive Power      539,256


--------------------------------------------------------------------------------
                       10. Shared Dispositive Power    None

--------------------------------------------------------------------------------
               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       539,256

--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
               13. Percent of Class Represented by Amount in Row (11)     13.4%

--------------------------------------------------------------------------------
               14. Type of Reporting Person (See Instructions) OO


--------------------------------------------------------------------------------

                                  SCHEDULE 13D

         This Amendment No. 2 amends and supplements that statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 11, 2005 (the "Original Filing"), as amended on August 7, 2006 (the "First Amended Filing"), by Zeff Holding Company, LLC, a Delaware limited liability company ("Holding"), Zeff Capital Partners, I, L.P. , a Delaware limited partnership ("Capital"), Spectrum Galaxy Fund Ltd., a company incorporated in the British Virgin Islands ("Spectrum") and Daniel Zeff, an individual ("Zeff") (Holding, Capital, Spectrum and Zeff are hereinafter collectively referred to as the "Reporting Persons") related to the common stock (the "Common Stock") of Castelle (the "Company"), a California corporation.

Item 3.        Source and Amount of Funds or Other Consideration.

          The aggregate amount of funds used to purchase the shares of Common Stock purchased by the Reporting Persons during the period from the filing of the First Amended Filing to the present date was $168,866.21, which reflects the incurrence of brokerage commissions. The source of funds used to purchase such shares was working capital of Capital.

Item 5.        Interest in Securities of the Issuer.

          (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 4,026,146 shares of Common Stock outstanding as of July 31, 2006, as reported in the Company's Form 10-Q for quarterly period ended June 30, 2006.

          As of the close of business on September 20, 2006:

          (i) Mr. Zeff beneficially owns 1,007,021 shares of Common Stock, comprised of 467,765 shares of Common Stock held by Spectrum (Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum) and 539,256 shares of Common Stock held by Capital (Mr. Zeff is the sole manager of Capital's general partner), in total constituting approximately 25.0% of the shares of Common Stock outstanding;

           (ii) Spectrum beneficially owns 467,765 shares of Common Stock constituting approximately 11.6% of the shares of Common Stock outstanding;

          (iii) Capital beneficially owns 539,256 shares of Common Stock constituting approximately 13.4% of the shares of Common Stock outstanding; and

          (iv) Holding beneficially owns 539,256 shares of Common Stock held by Capital, of which Holding is the general partner, constituting approximately 13.4% of the shares of Common Stock outstanding.

          (b) Spectrum has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 467,765 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as investment manager. Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 539,256 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as the sole manager of Holding, Capital's general partner.

          (c) Set forth below is a description of all reportable transactions in shares of Common Stock that have been effected by the Reporting Persons from August 7, 2006 to present.

          The following purchases were made by Capital:

                Date                  Price Per Share          Number of Shares


               08/07/06                   $ 2.65                       425
               08/07/06                   $ 2.68                       800
               08/07/06                   $ 2.72                     1,400
               08/08/06                   $ 2.71                     1,300
               08/11/06                   $ 2.59                       200
               08/11/06                   $ 2.62                       300
               08/11/06                   $ 2.64                       608
               08/11/06                   $ 2.65                       392
               08/11/06                   $ 2.66                     4,700
               08/11/06                   $ 2.71                       100
               08/11/06                   $ 2.75                     4,900
               08/11/06                   $ 2.79                     2,000
               08/11/06                   $ 2.80                     3,000
               08/14/06                   $ 2.60                     1,900
               08/14/06                   $ 2.70                       250
               08/23/06                   $ 2.80                     5,697
               08/23/06                   $ 2.82                     3,500
               08/23/06                   $ 2.89                     6,000
               09/11/06                   $ 2.75                       100
               09/11/06                   $ 2.80                     1,650
               09/11/06                   $ 2.83                       300
               09/11/06                   $ 2.86                       200
               09/11/06                   $ 2.89                     1,000
               09/11/06                   $ 2.90                     5,723
               09/11/06                   $ 2.91                     5,000
               09/11/06                   $ 2.93                     1,000
               09/11/06                   $ 2.95                       300
               09/11/06                   $ 2.97                       200
               09/11/06                   $ 2.98                     5,474
               09/11/06                   $ 2.99                     1,300


           (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.


Item 7.        Material to be Filed as Exhibits.

         Exhibit 1: Joint Filing Agreement, dated as of September 20, 2006, by and among the Reporting Persons.

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and behalf, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2006



                                         ----------------------------------
                                         Daniel Zeff

                                         ZEFF HOLDING COMPANY, LLC

                                         By:_______________________________
                                         Name:     Daniel Zeff
                                         Title: Manager

                                         ZEFF CAPITAL PARTNERS I, L.P.
                                         By: Zeff Holding Company, LLC,
                                         as general partner

                                         By:_______________________________
                                         Name: Daniel Zeff
                                         Title: Manager

                                         SPECTRUM GALAXY FUND LTD.

                                         By: _______________________________
                                         Name: Dion R. Friedland
                                         Title: Director

                                                                      Exhibit 1


                             Joint Filing Agreement


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including this Amendment No. 2 thereto) with respect to the Common Stock of Castelle, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


         In witness hereof, the undersigned hereby executed this Agreement this 20th day of September, 2006.




                                            -------------------------------
                                            Daniel Zeff

                                            ZEFF HOLDING COMPANY, LLC

                                            By: _______________________________
                                            Name: Daniel Zeff
                                            Title: Manager

                                            ZEFF CAPITAL PARTNERS I, L.P.
                                            By: Zeff Holding Company, LLC,
                                            as general partner

                                            By: _______________________________
                                            Name: Daniel Zeff
                                            Title: Manager

                                            SPECTRUM GALAXY FUND LTD.

                                            By: _______________________________
                                            Name: Dion R. Friedland
                                            Title: Director